PROSPECTUS SUPPLEMENT NO. 2 (To Prospectus dated May 1, 2006)	Filed pursuant to Rule 424(b)(3) Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 2, the prior prospectus supplement and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Current Report on Form 8-K relating to our appointment of David B. Kaysen as our new President and Chief Executive Officer, our employment arrangement with him and related items including appointing Mr. Kaysen to our board. This report was filed with the Securities and Exchange Commission on May 19, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On May 18, 2006, the closing price of our common stock on the American Stock Exchange was $2.45 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated May 19, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: May 17, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989	41-1719250
(Commission File No.)	(IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
2718 Summer Street N.E.
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
612-378-1180
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
     ☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)
     ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
     ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
     ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Item 1.02 Termination of a Material Definitive Agreement

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Signatures

Item 1.01 Entry into a Material Definitive Agreement
The text set forth in Item 5.02(c) is incorporated into this section by reference.
Item 1.02 Termination of a Material Definitive Agreement
The text set forth in Item 5.02(b) is incorporated into this section by reference.
Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
     On May 18, 2006, we announced that, effective May 21, 2006, David B. Kaysen will join our company as President and Chief Executive Officer. He will also serve as a director of our company. Daniel G. Holman, our Chairman and interim President and Chief Executive Officer, will continue to serve as our Chairman.
     (b) Termination of Mr. Holman’s Interim Officership. On May 18, 2006, we provided Mr. Holman with written notice to terminate our special consulting arrangements with him pursuant to which he has served as our interim President and Chief Executive Officer. Under our agreement with Mr. Holman, we will pay his special consulting fees through the end of May 2006.
     (c) Employment Agreement with Mr. Kaysen. We have entered into an employment agreement dated May 17, 2006, pursuant to which David B. Kaysen will begin to serve as our President and Chief Executive Officer. Mr. Kaysen’s employment will begin on May 21, 2006. The agreement provides him with an annual base salary of $255,000, subject to annual review. He is entitled to receive an annual cash bonus, not to exceed 50% of his base salary, based on achievement of certain financial and business milestones. For fiscal 2007, he is entitled to a minimum cash bonus of 25% of his base salary. We will reimburse him up to $11,500 annually for his personal life and disability insurance policies. We also granted him options, with a 10-year term, to acquire 300,000 shares of our common stock at an exercise price of $2.50 per share. The options vest in one-third installments on the start date of his employment and first and second anniversaries of the signing date of his agreement. However, Mr. Kaysen must be employed with us through the applicable anniversary date in order to vest in the options for such anniversary date.
     The employment agreement has a one-year term, unless terminated earlier, and will continue to automatically renew on a year-to-year basis. If we terminate the agreement without “good cause” (as defined in the agreement), we will pay Mr. Kaysen an amount equal to 100% of his then annual base salary as severance pay. However, if we terminate his employment without good cause in connection with a change in control of us, we will pay him an amount equal to 160% of his then annual base salary as severance pay.
     Mr. Kaysen’s Background. Between July 2005 and joining Uroplasty, Mr. Kaysen has served as President, Chief Executive Officer and a director of Advanced Duplication Services, LLC, a privately held replicator and duplicator of optical media such as CDs and DVDs. Between December 2002 and June 2005, he served as President, Chief Executive Officer and a director of Diametrics Medical, Inc. then a publicly traded manufacturer and marketer of critical care blood analysis systems to provide continuous diagnostic results at the point-of-care. From 1992 to 2002, Mr. Kaysen served as Chief Executive Officer, President and a director of Rehabilicare Inc., since renamed Compex Technologies, Inc., a publicly traded manufacturer and marketer of electromedical rehabilitation and pain management products for clinician, home and industrial use.
     Mr. Kaysen currently serves as a director of the following publicly traded companies: MedicalCV, Inc., a manufacturer and marketer of cardiovascular devices aimed at atrial fibrillation; and Zevex International, Inc., a manufacturer and marketer of enteral feeding pumps and other medical devices. He is also a director of American Telecare, Inc., a privately held company that markets home telemedicine products. Mr. Kaysen graduated with a Bachelor of Science Degree in Business Administration from the University of Minnesota in 1972.

     (d) Election of Director. On May 16, 2006, our Board of Directors created an additional directorship of our company and elected Mr. Kaysen as a director, effective May 21, 2006, to fill the vacancy. At this time, we do not expect to name him to any of our Board committees.
     There are no arrangements or understandings between Mr. Kaysen and any other persons pursuant to which Mr. Kaysen was appointed as our President and Chief Executive Officer and elected to our Board of Directors. Other than his employment agreement with us, Mr. Kaysen does not have a direct or indirect material interest in any currently proposed transactions to which Uroplasty is to be a party in which the amount involved exceeds $60,000, nor has Mr. Kaysen had a direct or indirect material interest in any such transactions.
     Item 9.01 Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description

99.1	Press Release dated May 18, 2006 (filed herewith).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 19, 2006

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

NEWS RELEASE
UROPLASTY, INC. ANNOUNCES APPOINTMENT OF NEW PRESIDENT AND
CHIEF EXECUTIVE OFFICER
MINNEAPOLIS, MN, May 18, 2006 — Uroplasty, Inc. (AMEX: UPI) today announced its Board of Directors has appointed David B. Kaysen as President and Chief Executive Officer. Mr. Kaysen will also serve as a Director of Uroplasty. Daniel G. Holman, Chairman and interim President and Chief Executive Officer, will continue to serve as Chairman.
Mr. Kaysen brings over 25 years of leadership in medical products and services markets to his new role at Uroplasty. During his tenures as President and CEO at Diametrics Medical, Inc. and Rehabilicare Inc., he restructured and refocused the organizations, both domestically and internationally, to maximize revenue and returns, redirected business strategies to increase market share, and realigned partnerships to increase earnings.
Mr. Holman stated, “We are pleased Mr. Kaysen will join our management team. His leadership and management background, coupled with his breadth of experience which includes electrotherapy and implantable products, will be invaluable to our Company’s growth and earnings.”
Mr. Kaysen stated, “I am very pleased and excited to be joining the Uroplasty team at this time. I am extremely impressed with the entire organization, and the world-class products and technologies the company has ready to address the debilitating effects of overactive bladder and urinary and fecal incontinence.”
Mr. Kaysen, currently the President and CEO of Advanced Duplication Services, LLP, joins Uroplasty effective May 21, 2006.
In accordance with American Stock Exchange rules, the Company also announced that as part of Mr. Kaysen’s compensation, the Company is granting him options to purchase 300,000 shares of Common Stock at an exercise price equal to $2.50, the closing price of the Company’s Common Stock on the American Stock Exchange on the effective date of his employment agreement. These options are not under any of the Company’s stock option plans.
***
Uroplasty, Inc., headquartered in Minneapolis, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions, including urinary and fecal incontinence, overactive bladder and vesicoureteral reflux.
The I-STOP™ Mid-Urethral Sling is a biocompatible, tension-free sling used to treat female stress urinary incontinence. The I-STOP sling provides a hammock-like support for the urethra to prevent urine leakage associated with activities such as coughing, laughing, lifting or jumping. Uroplasty sells the I-STOP Sling in the United Kingdom and in the United States.
The Urgent® PC Neuromodulation System is a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Application of neuromodulation therapy targets specific nerve tissue and disrupts the signals that lead to the symptoms of overactive bladder. Uroplasty sells the Urgent PC system in the United States, in Canada and in countries recognizing the CE mark. Outside the United States, the Urgent PC is also indicated for the treatment of fecal incontinence
Macroplastique® Implants, Uroplasty’s patented soft tissue bulking agent, is used to treat both female and male urinary incontinence and to treat vesicoureteral reflux in children. When Macroplastique is injected into tissue, it stabilizes and “bulks” the tissue, providing the surrounding muscles with increased capability to control the flow of urine. Additionally, Uroplasty markets soft tissue bulking agents for specific indications such as PTQ™ Implants for the treatment of fecal incontinence, VOX® Implants for the treatment of vocal cord rehabilitation and Bioplastique® for augmentation or restoration of soft tissue defects in plastic surgery indications. Uroplasty’s bulking products are sold outside the United States.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Holman.
UROPLASTY, INC.
Daniel G. Holman, Interim President / CEO
5420 Feltl Road
Minnetonka, Minnesota 55343-7982
Tel: 952.426.6140
Fax: 952.426.6199
E-mail: dan.holman@uroplasty.com